Exhibit 99.1

Gibson Energy ULC and GEP Midstream Finance Corp. announce Amendments to and Extensions of Debt Tender Offers and Consent Solicitations

CALGARY/ May 24, 2011 — Gibson Energy ULC and GEP Midstream Finance Corp. (together, the “Issuers”) announced today changes to their previously announced cash tender offers to purchase any and all of their outstanding 11.75% First Lien Senior Secured Notes due 2014 (the “First Lien Notes”) and 10.00% Senior Notes due 2018 (the “Senior Notes” and, together with the First Lien Notes, the “Notes”) and related consent solicitations to effect certain amendments to the indentures governing the Notes.  The Issuers have increased the tender offer consideration for the First Lien Notes from $1,127.75 to $1,131.17 per $1,000 principal amount of First Lien Notes validly tendered and accepted for purchase, and for the Senior Notes from $1,177.50 to $1,212.35 per $1,000 principal amount of Senior Notes validly tendered and accepted for purchase.  The Issuers have also extended the Consent Date and the Early Acceptance Date and amended the condition relating to the Initial Public Offering, as such terms are defined in the respective Offers to Purchase and Consent Solicitation Statements and related Letters of Transmittal and Consent, each dated May 16, 2011. In addition, to the extent the Issuers accept the tender of any Notes in a given series, they will accept the tender of all Notes in such series.  The table below sets forth information with respect to each series of Notes and the tender offers.

Title of Notes	CUSIP	Aggregate Principal Amount Outstanding	Tender Offer Consideration(1)	Consent Payment(1)	Total Consideration(1)(2)

11.75% First Lien Senior Secured Notes due 2014	374826 AD7	$560,000,000	$1,131.17	$20.00	$1,151.17
10.00% Senior Notes due 2018	374826 AC9	$200,000,000	$1,212.35	$20.00	$1,232.35

(1)          Per $1,000 principal amount of Notes validly tendered and accepted for purchase.

(2)          Inclusive of the Consent Payment.

The tender offer for the First Lien Notes is described in detail in the Offer to Purchase and Consent Solicitation Statement and the related Letter of Transmittal, dated May 16, 2011 (collectively, the “First Lien Offer Documents”). The First Lien Offer Documents have been amended as follows:

•                  All references in the First Lien Offer Documents to the Tender Offer Consideration and Total Consideration are hereby amended to be defined as an amount in cash equal to $1,131.17 and $1,151.17, respectively, payable to holders that validly tender their First Lien Notes and which are accepted for purchase by the Issuers. In addition to the Tender Offer Consideration or the Total Consideration, as applicable, holders of notes accepted for payment will receive accrued and unpaid interest from the last interest payment date for the notes to, but not including, the Payment Date;

•                  The Issuers hereby extend the Consent Date, previously scheduled for 5:00 p.m., New York City time, on May 27, 2011, to 5:00 p.m., New York City time, on May 31, 2011, unless further extended by the Issuers in their sole discretion. All holders tendering their First Lien Notes on or prior to the new Consent Date and whose First Lien Notes are accepted for purchase will be eligible to receive the Consent Payment;

•                  All references to the Initial Public Offering as a condition precedent to the consummation of the tender offer are hereby amended to be defined as the completion of an initial public offering of the common shares of Gibson Energy Inc., an affiliate of the Issuers, in each of the provinces and territories of Canada, and the receipt by Gibson Energy Inc. of aggregate net cash proceeds of at least $350 million.  The consummation of the Initial Public Offering and the receipt of aggregate net cash proceeds of at least $350 million is a condition to the tender offer that cannot be waived by the Issuers; and

•                  The First Lien Offer Documents are hereby amended to reflect that to the extent that the Issuers accept any tendered First Lien Notes for payment, they will accept all tendered First Lien Notes for payment.

The tender offer for the Senior Notes is described in detail in the Offer to Purchase and Consent Solicitation Statement and the related Letter of Transmittal, dated May 16, 2011 (collectively, the “Senior Offer Documents”). The Senior Offer Documents have been amended as follows:

•                  All references in the Senior Offer Documents to the Tender Offer Consideration and Total Consideration are hereby amended to be defined as an amount in cash equal to $1,212.35 and $1,232.35, respectively, payable to holders that validly tender their Senior Notes and which are accepted for purchase by the Issuers.  In addition to the Tender Offer Consideration or the Total Consideration, as applicable, holders of notes accepted for payment will receive accrued and unpaid interest from the last interest payment date for the notes to, but not including, the Payment Date;

•                  The Issuers hereby extend the Consent Date, previously scheduled for 5:00 p.m., New York City time, on May 27, 2011, to 5:00 p.m., New York City time, on May 31, 2011, unless further extended by the Issuers in their sole discretion. All holders tendering their Senior Notes on or prior to the new Consent Date and whose Senior Notes are accepted for purchase will be eligible to receive the Consent Payment;

•                  All references to the Initial Public Offering as a condition precedent to the consummation of the tender offer are hereby amended to be defined as the completion of an initial public offering of the common shares of Gibson Energy Inc., an affiliate of the Issuers, in each of the provinces and territories of Canada, and the receipt by Gibson Energy Inc. of aggregate net cash proceeds of at least $350 million.  The consummation of the Initial Public Offering and the receipt of aggregate net cash proceeds of at least $350 million is a condition to the tender offer that cannot be waived by the Issuers; and

•                  The Senior Offer Documents are hereby amended to reflect that to the extent that the Issuers accept any tendered Senior Notes for payment, they will accept all tendered Senior Notes for payment.

All holders tendering their Notes on or prior to the new Consent Date and whose Notes are accepted for purchase will be eligible to receive the Consent Payment.  Holders may still use the previously distributed First Lien Offer Documents and Senior Offer Documents, as applicable, to tender their Notes and deliver their consents.

Both tender offers are subject to the satisfaction of certain conditions, including completion of an initial public offering of the common shares of Gibson Energy Inc., an affiliate of the Issuers, in each of the provinces and territories of Canada and the receipt by Gibson Energy Inc. of aggregate net cash proceeds of at least $350 million (the “Initial Public Offering”), consummation by Gibson Energy ULC of a new senior secured credit agreement governing a senior secured term loan facility (the “Term Loan Facility”) in an aggregate principal amount of up to $700.0 million and a senior secured revolving credit facility of up to $250.0 and the receipt by Gibson Energy ULC of aggregate net cash proceeds of at least $904.7 million from the Initial Public Offering and borrowings under the Term Loan Facility.  The Issuers cannot assure holders of Notes that any of these conditions will be satisfied, and the Issuers may in their sole discretion waive or modify any conditions to (except the Initial Public Offering condition), or terminate or further extend, the tender offers.

In conjunction with the tender offers, the Issuers are also soliciting the consent of holders of the Notes to eliminate substantially all of the restrictive covenants and certain events of default and related provisions in the indentures governing the Notes, and to execute supplemental indentures to amend the indentures, among the Issuers, the subsidiary guarantors, the trustees and the collateral trustee, in the case of the First Lien Notes. The proposed amendments to the indentures require the consent of at least a majority in aggregate principal amount of outstanding Notes to be adopted, and, in the case of the First Lien Notes, the consent of holders of 75% of the aggregate principal amount of outstanding First Lien Notes for certain provisions regarding the release of collateral.  Holders cannot tender their Notes without delivering a consent and cannot deliver a consent without tendering their Notes.

If not all First Lien Notes are validly tendered pursuant to the tender offer for the First Lien Notes, the Issuers may exercise their right to satisfy and discharge the Indenture as promptly as practicable after the Expiration Date in accordance with the terms of the indenture governing the First Lien Notes.  If not all Senior Notes are validly tendered pursuant to the tender offer for the Senior Notes, the Issuers may exercise covenant defeasance with respect to the Senior Notes as promptly as practicable after the Expiration Date in accordance with the terms of the indenture governing the Senior Notes.

The Issuers have retained J.P. Morgan Securities LLC to serve as dealer manager and solicitation agent for the tender offers. The Issuers have retained Global Bondholder Services Corporation to serve as the tender agent and as the information agent for the tender offer. Requests for documents may be directed to Global Bondholder Services Corporation by phone at (866) 294-2200 or (212) 430-3774 or in writing at 65 Broadway, Suite 404, New York, New York 10006.  Questions regarding the tender offer may be directed to J.P. Morgan Securities LLC at 383 Madison Avenue, 3rd Floor, New York, New York 10179, Attn: Liability Management Group, U.S. Toll Free at (800) 245-8812 or Call Collect at (212) 270-1200.

This press release is for information purposes only and is neither an offer to purchase nor a solicitation of an offer to sell the Notes or any other securities. The tender offers are made only by and pursuant to the terms of the respective Offer to Purchase and Consent Solicitation Statement and the related Letter of Transmittal and Consent and the information in this press release is qualified by reference to the Offers to Purchase and Consent Solicitation Statements and the related Letter of Transmittal and Consent. The tender offers are not being made to holders of Notes in any jurisdiction in which the making or acceptance thereof would not be in compliance with the securities, blue sky or other laws of such jurisdiction.  None of the Issuers, the dealer manager and solicitation agent or the depositary and information agent makes any recommendations as to whether holders should tender their Notes pursuant to the tender offers. Holders must make their own decisions as to whether to tender Notes, and, if so, the principal amount of Notes to tender.

This press release does not constitute an offer to sell or the solicitation of an offer to buy the securities offered in the Initial Public Offering in the United States, in any province or territory of Canada or in any other jurisdiction.  The securities to be offered in the Initial Public Offering have not been, and will not be, registered under the United States Securities Act of 1933, as amended (the “U.S. Securities Act”) or any U.S. state securities laws and may not be offered or sold in the United States absent registration or absent an applicable exemption from the registration requirements of the U.S. Securities Act and applicable U.S. state securities laws. There shall be no sale of the securities in any jurisdiction in which an offer to sell, a solicitation of an offer to buy or a sale would be unlawful.  The amended and restated preliminary prospectus filed in connection with the Initial Public Offering has not yet become final for the purposes of a distribution to the public, and there shall not be any sale or any acceptance of an offer to buy the securities offered in the Initial Public Offering in any province or territory of Canada prior to the time a receipt for the final prospectus or other authorization is obtained from the securities commission or similar authority in such province or territory.

About Gibson

Gibson is one of the largest independent midstream energy companies in Canada and a major participant in the crude oil transportation business in the United States, and is engaged in the movement, storage, blending, processing, marketing and distribution of crude oil, condensate, natural gas liquids, and refined products.  Gibson transports hydrocarbons by utilizing its integrated network of terminals, pipelines, storage tanks, and truck fleet located throughout western Canada and the United States.  Additionally, Gibson, through its Canwest Propane subsidiary, is the second largest retail propane distribution company in Canada.

For further information, please contact:

A. Stewart Hanlon President and Chief Executive Officer (403) 206-4210 shanlon@gibsons.com	Richard G. Taylor Executive Vice President Finance and Chief Financial Officer (403) 206-4009 rtaylor@gibsons.com